UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form U5S

                                  ANNUAL REPORT

                      For the year ended December 31, 2004

        Filed pursuant to the Public Utility Holding Company Act of 1935

            E.ON AG                                  E.ON US Investments Corp.
            E.ON US Holding GmbH                     LG&E Energy LLC
            E.ON-Platz 1                             220 West Main Street
            40479 Dusseldorf                         Louisville, Kentucky 40202
            Germany


        ________________________________________________________________
       (Name and address of each registered holding company in the system)

                                Table of Contents



Item 1.    System Companies and Investments Therein as of December 31, 2004....1
Item 2.    Acquisitions or Sales of Utility Assets.............................2
Item 3.    Issue, Sale, Pledge, Guarantee or Assumption of System Securities...3
Item 4.    Acquisition, Redemption or Retirement of System Securities..........3
Item 5.    Investments in Securities of Nonsystem Companies....................4
Item 6.    Officers and Directors..............................................5
Item 7.    Contributions and Public Relations..................................8
Item 8.    Service, Sales and Construction Contracts...........................8
Item 9.    Wholesale Generators and Foreign Utility Companies..................9
Item 10.   Financial Statements and Exhibits..................................16
SIGNATURE.....................................................................22

Item 1.  System Companies and Investments Therein as of December 31, 2004

     The schedules listed below and included in Exhibit F, respond to Item 1:

     Exhibit F, Schedule 1 (a): A table listing E.ON AG ("E.ON") and its subsidiary companies. The table indicates the number of common shares owned, investment in other equity securities, in secured debt and in unsecured debt, if any, and percentage of voting power. The table also denotes the position of the company within the E.ON group of companies.

     An expanded version of Exhibit F, Schedule 1 (a), denoted Exhibit F,
Schedule 1 (b), is provided under a request for confidential treatment in a format that indicates additional information about the issuer's book value and the owner's book value.

     Exhibit F, Schedule 1 (c): A table listing the organization and business of E.ON Group companies.

     Exhibit F, Schedule 1 (d): A table listing the subsidiary companies that left the E.ON Group during the reporting period, by merger, sale or liquidation.

     Exhibit F, Schedule 1 (e): A table listing the subsidiary companies that were added to the E.ON Group during the reporting period.

     Exhibit F, Schedule 1 (f): A table listing the E.ON Group companies that had their names changed during the reporting period.

Item 2.  Acquisitions or Sales of Utility Assets

     Kentucky Utilities Company ("KU") and Louisville Gas and Electric Company ("LG&E") neither sold nor acquired operating units or systems exceeding USD 1 million in 2004. However, the utilities transferred the following additions, which are in excess of USD 1 million, from Construction Work In Progress to existing plant in service.

Kentucky Utilities Company
--------------------------

PLANT IN SERVICE EXCEEDING USD 1 Million

PROJECT
NUMBER                    PROJECT NAME                         LOCATION                          AMOUNT
107198     KU NOX Compliance                                   Power Plants          USD 205,022,984.49
115470     TC CT9 KU                                           Trimble County         USD 31,926,296.58
115472     TC CT10 KU                                          Trimble County         USD 31,892,335.23
115466     TC CT7 KU                                           Trimble County         USD 31,673,170.12
115468     TC CT8 KU                                           Trimble County         USD 31,549,717.24
110450     Ghent Ash Pond Phase 2                              Ghent                  USD 16,148,295.19
116802     Gemini Project KU                                   Lexington              USD 10,218,497.00
115474     TC CT Sub KU                                        Trimble County          USD 4,391,636.48
114621     GR4 Generator Stator Review                         Green River             USD 1,571,425.58
112973     BR2 Turbine Controls                                Brown                   USD 1,183,824.62
114009     Distribution Operations Hardware Infrastructure     Lexington               USD 1,000,559.34

TOTAL ADDITIONS TO PLANT IN SERVICE EXCEEDING USD 1
MILLION                                                                              USD 366,578,741.87

Louisville Gas and Electric Company
-----------------------------------

PLANT IN SERVICE EXCEEDING USD 1 MILLION

PROJECT
NUMBER                    PROJECT NAME                         LOCATION                           AMOUNT
107182     LGE NOX Compliance                                  Power Plants           USD 144,574,773.32
115469     TC CT9 LGE                                          Trimble County          USD 18,656,367.06
115471     TC CT10 LGE                                         Trimble County          USD 18,602,731.04
115465     TC CT7 LGE                                          Trimble County          USD 18,539,546.62
115467     TC CT8 LGE                                          Trimble County          USD 18,443,715.26
111353     Gemini Project - LGE                                Louisville               USD 6,785,750.00
110613     MC1 Wet Stack Conversion                            Mill Creek               USD 6,772,852.20
110616     MC3 Wet Stack Conversion                            Mill Creek               USD 6,192,799.01
116591     CR5 Pulverizer Replacement                          Cane Run                 USD 6,189,048.67
116051     MC3 FGD Wet Stack Outlet Ductwork                   Mill Creek               USD 5,742,813.46
114682     Ohio Falls Redevelopment Ph. 2                      Ohio Falls               USD 4,352,414.02
114687     CR5 Precipitator Replacement                        Cane Run                 USD 4,213,677.69
101338     Ohio Falls Redevelopment Ph. 1                      Ohio Falls               USD 2,945,939.04
115473     TC CT Substation LGE                                Trimble County           USD 2,665,567.75
LSMR414    Large Scale Main Replacement                        Louisville               USD 2,288,509.78


                                        2



116046     MC3 'A' Precipitator Upgrade                        Mill Creek               USD 2,144,385.99
114665     MC2 Cooling Tower Piping Repl.                      Mill Creek               USD 1,818,983.38
116054     MC3 FGD Inlet Ductwork                              Mill Creek               USD 1,750,837.12
115992     MC3 Reheat Partial Pendant Repl.                    Mill Creek               USD 1,689,224.21
113437     MC2 Reheater Repl.                                  Mill Creek               USD 1,622,699,69
100741     TC SDRS Duct Material                               Trimble County           USD 1,302,676.64
115988     MC4 Superheater                                     Mill Creek               USD 1,226,582.58
114800     MC4 Controls Upgrade Ph. 3                          Mill Creek               USD 1,167,004.76

TOTAL ADDITIONS TO PLANT IN SERVICE
EXCEEDING USD 1 MILLION                                                               USD 279,688,899.29


Item 3.  Issue, Sale, Pledge, Guarantee or Assumption of System Securities

     The schedules listed below and included in Exhibit F, respond to Item 3:

     Exhibit F, Schedule 3 (a):  Issues of long-term loans dated as of January
                                 1, 2004 - December 31, 2004.

     Exhibit F, Schedule 3 (b):  Short term loans as of June 30, 2004.

     Exhibit F, Schedule 3 (c):  Short term loans as of December 31, 2004.

     Exhibit F, Schedule 3 (d):  Cash current accounts as of June 30, 2004.

     Exhibit F, Schedule 3 (e):  Cash current accounts as of December 31, 2004.

     Exhibit F, Schedule 3 (f):  Guarantees.

     Exhibit F, Schedule 3 (g):  Issuance of equity.


Item 4.  Acquisition, Redemption or Retirement of System Securities

     Pursuant to shareholder resolutions approved at the annual general meeting of shareholders held on April 28, 2004, E.ON's Board of Management is authorized to buy back up to 10% of E.ON's outstanding share capital through October 28, 2005. As of December 31, 2004, E.ON held a total of 4,374,403 treasury shares having a book value of EUR 256 million in E.ON's consolidated balance sheet (equivalent to 0.6 percent or EUR 11,373,448 of the capital stock). The number of outstanding shares as of December 31, 2004 totaled 659,153,403. During 2004, E.ON purchased 212,135 shares on the open market and distributed 240,754 shares to employees at preferential prices as part of E.ON's stock-based compensation plan and 320 shares as compensation for the shareholders of Gelsenberg AG. An additional 28,472,194 shares of E.ON are held by its subsidiaries. Following the VEBA-VIAG merger, these shares were held in non-consolidated subsidiaries. Following some restructuring in September and October 2002, these shares were held by fully consolidated subsidiaries and therefore qualified as treasury shares according to German law. Treasury shares do not have voting rights.

     The schedules listed below and included in Exhibit F, also respond to Item
4.

     Exhibit F, Schedule 4 (a):  Redemption of long-term loans dated as of
                                 January 1, 2004 - December 31, 2004.

     Exhibit F, Schedule 4 (b):  Acquisition, retirement or redemption of equity.

Item 5.  Investments in Securities of Nonsystem Companies

     E.ON is authorized to maintain equity investments to fund pension liabilities and nuclear plant decommissioning by the Commission's June 14, 2002 order (Holding Co. Act Release No. 27539). Information with regard to this portfolio of investments is provided below.

     As of December 31, 2004, the E.ON Group had pension and nuclear decommissioning liabilities of EUR 22,070,326,615 (USD 29,878,808,171)\1 based on actuarial calculations. The majority of pension provisions and almost all nuclear decommissioning liabilities are held by E.ON Energie. The market value of portfolio investments held by E.ON Energie to fund such obligations as of December 31, 2004 was EUR 8,918,684,015 (USD 12,074,114,419). This amount represents 47 percent of E.ON Energie's pension and nuclear decommissioning liabilities. The assets held to fund the liabilities were composed of 64 percent (EUR 5,693,348,542 (USD 7,707,655,256)) fixed income securities such as commercial paper, notes and bonds, of 35% percent (EUR 3,097,584,828 (USD 4,193,510,340)) common stocks and of 1% (EUR 127,750,645 (USD 172,948,823)) real estate investments as of December 31, 2004.

     LG&E Energy LLC and its subsidiary companies (the "LG&E Energy Group") hold certain investments in persons (such as local industrial development authorities) operating in the retail service areas of LG&E and KU. At December 31, 2004, KU carried such investments at an aggregate value of $500,214.99 in a total of 5 investee persons. The LG&E Energy Group, including LG&E and KU may have a non-substantial quantity of other such investments which are carried at no or immaterial values on their books due to uncertainty or unreliability as to the information regarding such investments.

     Investments by LG&E Energy LLC, LG&E and KU in other non-system entities not included in category one of Item 5 are described below:


---------------------
1 Unless otherwise noted, amounts expressed in United States dollars ("USD") are unaudited and have been translated for the convenience of the reader at an exchange rate of USD 1.3538 = EUR 1.00, the Noon Buying Rate of the Federal Reserve Bank of New York on December 31, 2004.

   Name of                                                                                                 Owner's
   System         Name of Issuer     Description of        Number of      % of Voting     Nature of       Book Value
   Company                              Security            Shares           Power         Business     (in thousands)
---------------  ----------------  ------------------     -----------    -------------  -------------   -------------
LG&E             Goldman Sachs      Money Market            100,000           <1%        Money Market       USD 100
Energy LLC       Financial Square   Mutual Fund                                          Mutual Fund
                 Federal Fund

Louisville
Gas &            Ohio Valley        Common Stock             4,900            4.9%       Public             USD 490
Electric         Electric Corp.                                                          Utility
Company          ("OVEC")

Kentucky         OVEC               Common Stock             2,500            2.5%       Public             USD 250
Utilities                                                                                Utility
Company

Item 6.  Officers and Directors

Part I.  Officers and Directors

     The schedules listed below and included in Exhibit F, respond to Item 6,
Part I:

     Exhibit F, Schedule 6 (a): E.ON Group officers and directors.

     Exhibit F, Schedule 6 (b): Powergen Group officers and directors.

     Exhibit F, Schedule 6 (c): LG&E Energy Group officers and directors.

Part II.  Financial Connections of Officers and Directors

------------------------------ --------------------------------- -------------------------- -----------------------
 Name of Officer or Director    Name of Financial Institution        Position Held in        Applicable Exemption
                                                                   Financial Institution             Rule
------------------------------ --------------------------------- -------------------------- -----------------------
Ulrich Hartmann                Deutsche Bank AG                  Member, Supervisory Board  Rule 70 no-action
                                                                 Chairman                   request dated June
                               IKB Deutsche Industriebank AG     Member, Supervisory Board  27, 2002.
                               Munchener Ruckversicherungs-
                               Gesellschaft AG
------------------------------ --------------------------------- -------------------------- -----------------------
Dr. Karl-Hermann Baumann       Deutsche Bank AG                  Member, Supervisory Board  Rule 70 no-action
                                                                                            request dated June
                                                                                            27, 2002.
------------------------------ --------------------------------- -------------------------- -----------------------
Dr. Rolf-E. Breuer             Deutsche Borse AG                 Chairman                   Rule 70 no-action
                               Landwirtschaftliche Rentenbank;   Member, Supervisory Board  request dated June
                               Kreditanstalt fur Wiederaufbau    Member, Supervisory Board  27, 2002.
------------------------------ --------------------------------- -------------------------- -----------------------
Dr. Gerhard Cromme             Allianz AG;                       Member, Supervisory Board  Rule 70 no-action
                                                                 Member, Supervisory Board  request dated June
                               BNP Paribas S.A.                                             27, 2002.
------------------------------ --------------------------------- -------------------------- -----------------------
Ulrich Hocker                  Feri Finance AG;                  Member, Supervisory Board  Rule 70 no-action
                                                                                            request dated June
                               Gartmore Capital Strategy Fonds                              27, 2002.
------------------------------ --------------------------------- -------------------------- -----------------------


                                        5


------------------------------ --------------------------------- -------------------------- -----------------------
Dr. Henning Schulte-Noelle     Allianz AG                        Chairman, Supervisory      Rule 70 no-action
                                                                 Board                      request dated June
                                                                                            27, 2002.
------------------------------ --------------------------------- -------------------------- -----------------------
Prof. Dr. Wilhelm Simson       Bayerische Hypo- und              Member, Supervisory Board  Rule 70 no-action
                               Vereinsbank AG                                               request dated June
                                                                                            27, 2002.
------------------------------ --------------------------------- -------------------------- -----------------------
Dr. Burckhard Bergmann         Allianz Lebensversicherungs-AG    Member, Supervisory Board   Rule 70 no-action
                                                                                            request dated June
                                                                                            27, 2002.
------------------------------ --------------------------------- -------------------------- -----------------------
Dr. Hans Michael Gaul          Allianz Versicherungs-AG;         Member, Supervisory Board  Rule 70 no-action
                                                                                            request dated June
                                                                                            27, 2002.
------------------------------ --------------------------------- -------------------------- -----------------------
Dr. Erhard Schipporeit         Commerzbank AG                    Member, Supervisory Board  Rule 70 no-action
                                                                                            request dated June
                                                                                            27, 2002.
------------------------------ --------------------------------- -------------------------- -----------------------
Dr. Wulf Bernotat              Allianz AG                        CEO                        Rule 70 no-action
                                                                                            request dated June
                                                                                            27, 2002.
------------------------------ --------------------------------- -------------------------- -----------------------

Part III. Certain Disclosures With Respect to Officers and Directors
          Compensation

     The total remuneration paid to members of E.ON's Supervisory Board for 2004 was EUR 3.3 million. Of this total, EUR 265,000 consisted of fixed compensation (including compensation for duties performed at subsidiaries and attendance fees) and EUR 2.86 million consisted of variable compensation. Pursuant to E.ON's Articles of Association, members of the Supervisory Board receive an annual fixed fee of EUR 10,000 and are reimbursed each fiscal year for their meeting related expenses, including reimbursement for the value added tax on their remuneration. Members of the Supervisory Board also receive an annual variable fee of EUR 1,250 for each percentage point by which the dividend paid to shareholders exceeds 4 percent of E.ON's capital stock. The Chairman of the Supervisory Board receives three times the above-mentioned fees, the Deputy-Chairman and every chairman of a Supervisory Board committee receives double the above-mentioned fees, and each member of a Supervisory Board committee receives one-and-a-half times the above-mentioned fees. In addition, members of the Supervisory Board receive an attendance fee of EUR 1,000 per day for meetings of the Supervisory Board or one of its committees and are reimbursed each fiscal year for their meeting-related expenses. Members of the Supervisory Board who serve less than the entire financial year owing to a change in the Board's composition receive the above-mentioned fees on a proportionate basis. There were no loans to members of the Supervisory Board in the 2004 financial year.

     In accordance with the recommendations of the German Corporate Governance Code, the compensation of members of the Board of Management has both fixed and variable components. E.ON believes that all of these components, individually and in the aggregate, are fair and reasonable. The amount of compensation paid to a Board of Management member is based on a number of criteria, in particular his or her areas of responsibility, his or her personal performance and the performance of the Board of Management as a whole, as well as E.ON's financial condition, profitability and outlook compared with its peers. Currently, the compensation of the Board of Management has the following three components: (i) fixed annual compensation; (ii) an annual bonus, the amount of which is based on the achievement of company-based and personal performance targets; and (iii) stock appreciation rights ("SARs"). Fixed compensation is paid on a monthly basis and reviewed on a regular basis to determine whether it conforms with industry practice and is fair and reasonable.

     The target amount of the annual bonus is set during an annual review process. For 2004, 80 percent of the target bonus consists of company-based performance targets and 20 percent consists of personal performance targets. From January 2005, the percentages are 70 percent and 30 percent, respectively. The company-based performance targets reflect, in equal shares, operating performance (as measured by adjusted EBIT) and return-on-capital performance. Individual targets relate to members' area of responsibility, functions and projects. If a Board of Management member meets 100 percent of his or her performance targets, the member receives the contractually stipulated target bonus. The maximum possible bonus that could be achieved is 200 percent of the target bonus. The fixed annual compensation and the annual bonus also compensate Board of Management members for services performed for E.ON Group companies.

     E.ON has conducted a SAR program since 1999. The program is designed to compensate Board of Management members and other key executives for their contributions to increasing shareholder value as well as to promote E.ON's long-term corporate growth. This variable compensation program, which combines incentives for long-term growth with a risk component, serves to align the interests of management and stockholders. The SAR program contains performance targets and comparative parameters. Under the terms of the SAR program, these performance targets and comparative parameters are not subject to subsequent alteration. In addition, from 2004 SARs granted under this program incorporate a cap mechanism to limit the effect of extraordinary, unanticipated market movements in E.ON's stock price. The SAR program and the bonus system have a risk component and, consequently, are not guaranteed compensation.

     The total remuneration paid to members of E.ON's Board of Management in 2004 was EUR 13.8 million, which included fixed and variable compensation as well as gains from exercising SARs. Of this total, EUR 4.155 million consisted of fixed compensation, including compensation for duties performed at subsidiaries as well as monetary benefits and other compensation. Variable compensation of EUR 8.8 million consisted of the regular annual bonuses paid for 2004. In early 2004, members of the Board of Management received a total of 402,541 SARs. These SARs were part of the sixth tranche of the SAR plan. As of December 31, 2004, the SARs of the various tranches had hypothetical exercise values between EUR 4.11 and EUR 24.95 per SAR.

     Total payments to retired members of the Board of Management and their beneficiaries were EUR 6.1 million in 2004. EUR 0.8 million of this amount relates to the exercise of SARs. Provisions of EUR 83.5 million have been provided for the pension obligations to retired members of the Board of Management and their beneficiaries. There were no loans to members of the Board of Management in the 2004 financial year.

     E.ON has service agreements with the members of its Board of Management. The service agreements of the members of the Board of Management do not contain provisions for payments should a member's employment be terminated prior to expiration of the agreement or not be extended by the Supervisory Board. In the case where an agreement has not been extended, members of the Board of Management shall receive retirement payments after their service agreements have ended which are based on the length of their membership on the Board of Management. Should a member's service agreement be terminated prior to expiration or not be extended at the request of such member or for important reason, no retirement payments shall be due, except for statutory claims, such as mandatory pension benefits. In the special case of a change in control of E.ON, members of the Board of Management shall receive a payment equal to a maximum of five years' annual compensation.

     Additional information is provided in the Annual Report of E.ON AG filed on Form 20-F, SEC File No. 001-14688, at pp. 174-178 (filed March 10, 2005) and at note 9 of the Notes to Consolidated Financial Statements.

     Information with respect to the officers and directors of LG&E and KU is incorporated by reference to Exhibit 99.02 of LG&E and KU's Annual Report on Form 10-K for the year ended December 31, 2004 (SEC File No. 001-03464) filed March 30, 2005.

Item 7.   Contributions and Public Relations

     Not applicable.

Item 8.   Service, Sales and Construction Contracts

Part I. Contracts for Services or Goods Supplied by a System Company to Another System Company

     LG&E Energy Services reports on Form U-13-60 with regard to services rendered (i) by members of the E.ON Group or the Powergen Group for the LG&E Energy Group, (ii) by members of the LG&E Energy Group for the E.ON Group or the Powergen Group, and (iii) by members of the LG&E Energy Group for one another, in accordance with a supplemental reporting requirement in the Commission's June 14, 2002 order (Holding Co. Act Release No. 27539). See E.ON's Annual Report on Form U-13-60, SEC File No. 074-00060 (filed April 29, 2005) With regard to transactions involving companies in the E.ON Group exempt under Rule 58, the registrants incorporate by reference E.ON's Quarterly Report on Form U-9C-3, for the periods ended March 31, 2004, June 30, 2004, September 30, 2004 and December 31, 2004, SEC File No. 074-00060 (filed May 27, 2004, August 26, 2004, November
24, 2004 and March 30, 2005).

     Registrants have omitted information about service, sales and construction contracts among subsidiaries of E.ON AG to the extent such transactions do not involve any companies in the LG&E Energy Group.

Part II. Affiliate Contracts

     Not applicable.

Part III. Persons Employed to Provide Management, Supervisory or Financial Advisory Services

     Not applicable.

Item 9.  Wholesale Generators and Foreign Utility Companies

Part I.  Information with Respect to EWGs and FUCOs

E.ON Energie AG
---------------

     E.ON Energie AG ("E.ON Energie"), a foreign utility company, located at Brienner Straae 40, 80333 Munchen, Germany, produces electricity at jointly and wholly owned power plants. E.ON Energie is a wholly owned direct subsidiary of E.ON, which has an aggregate investment in E.ON Energie of EUR (4.6) billion, consisting of EUR 4.6 billion equity and EUR (9.2) billion debt. E.ON Energie's ratio of debt to common equity is 20 percent. The E.ON Energie group contributed
42.3 percent of E.ON's revenues; with revenues of EUR 20.8 billion (which included EUR 1.1 billion of electricity taxes that were remitted to the tax authorities), EUR 18.2 billion of which in Germany, and adjusted EBIT of EUR 3.6 billion in 2004. During 2004, there were no material service and goods contracts between E.ON Energie and any company in the LG&E Energy Group other than as described in the Annual Report on Form U-13-60 filed by LG&E Energy Services Inc. on April 29, 2005.

     E.ON Energie's core business consists of the ownership and operation of power generation facilities and the transmission, distribution and sale of electric power, gas and heat. Electricity is transmitted to purchasers by means of high-voltage transmission lines and underground cables owned by E.ON Energie. As of December 31, 2004, its power generation facilities within Germany have a total installed capacity of approximately 33,800 MW, E.ON Energie's attributable share of which is approximately 25,600 MW (not including mothballed, shutdown and reduced power plants). E.ON Energie's German power generation business division is subdivided into three units according to the fuel used: (i) E.ON Kraftwerke GmbH owns and operates the power stations using fossil fuel energy sources, as well as waste incineration plants and renewable generation facilities, (ii) E.ON Kernkraft GmbH owns and operates the nuclear power stations, and (iii) E.ON Wasserkraft GmbH owns and operates the hydroelectric power plants.

     As of December 31, 2004, E.ON Energie's international power generation facilities had a total installed capacity of approximately 2,000 MW, which was fully attributable to E.ON Energie.

     The German power transmission grid of E.ON Energie is located in the German states of Schleswig-Holstein, Lower Saxony, Mecklenburg-Western Pomerania, Brandenburg, North Rhine-Westphalia, Saxony-Anhalt, Hesse, Thuringia and Bavaria, and reaches from the Scandinavian border to the Alps. The grid has a system length of over 42,000 km and a coverage area of nearly 200,000 km(2) and is interconnected with the western European power grid with links to the Netherlands, Austria, Denmark and Eastern Europe. The system is mainly operated by E.ON Netz GmbH ("E.ON Netz"). The network of E.ON Netz allows long-distance power transport at low transmission losses and covers more than 40% of the surface area of Germany.

     A map of E.ON Energie's current supply area in Germany through it majority shareholdings in regional electricity distribution companies appears in the Annual Report of E.ON AG filed on Form 20-F, SEC File No. 001-14688, at p. 39 (filed March 10, 2005), and is hereby incorporated by reference.

     Most of the distribution subsidiaries of E.ON Energie supply natural gas to households, small businesses and industrial customers.

     In the Netherlands, E.ON Energy owns E.ON Benelux B.V., which operates hard coal and natural gas power plants for the supply of electricity and heat to bulk customers and utilities. In 2004, it had a total installed generation capacity of approximately 1,850 MW, and generated approximately 10.0 billion kWh of electricity.

     As of December 31, 2004, in Hungary, E.ON Energie held all of the shares (except for a "golden share" held by the Hungarian government) of the regional electricity distributors E.ON Del-dunantuli Aramszolgaltato Rt., E.ON Eszak-dunantuli Aramszolgaltato Rt. ("EDASZ") and E.ON Tiszantuli Aramszolgaltato Rt. Management believes that E.ON Energie has a market share of approximately 45 percent in the Hungarian electricity distribution market. In January 2003, E.ON Hungaria founded E.ON Energiakereskedo Kft., an electricity and gas sales company, to serve the liberalized Hungarian electricity market. E.ON Energie also holds a 100.0 percent stake in the natural gas power generation company Debreceni Kombinalt Ciklusu Eromu Kft. (95 MW). In the gas sector, E.ON Energie held as of December 31, 2004, a 16.3 percent stake in the gas company FOGAZ, a 31.2 percent stake in the gas distribution and supply company Kozepdunantuli Gazszolgaltato Rt. ("KOGAZ") and a 49.99 percent stake in the gas distributor DDGAZ. In 2005, E.ON Energie increased its stakes in KOGAZ and DDGAZ to majority shareholdings.

     In the Czech Republic, E.ON Energie controls significant participations in the energy sector. In 2004, E.ON Energie increased its stakes in the electricity distributors Jihomoravska energetika a.s. ("JME") and Jihoceska energetika a.s ("JCE") from 85.7 percent and 84.7 percent, respectively, to 99.0 percent and
98.7 percent, respectively. On a combined basis, JME and JCE provided 1.4 million customers with approximately 12 TWh of electricity in 2004. In the gas sector, E.ON Energie owns minority shareholdings in the distributors JMP, Jihoceska plynarenska a.s. ("JCP"), PP, STP, SMP, ZCP and VCP. In 2002, E.ON Energie entered the Slovakian energy market by acquiring a 49.0 percent interest in the Slovakian electricity supplier Zapadoslovenska energetika a.s. ("ZSE"), which provided 1.0 million customers with approximately 7 TWh of electricity in 2004.

     In January 2004, E.ON Energie sold its 27.4% stake in EWE
Aktiengesellschaft ("EWE"), to EWE's majority shareholders Energieverband Elbe--Weser Beteiligungsholding GmbH and Weber-Ems Energiebeteiligungen GmbH.

     Additional information is provided in the Annual Report of E.ON AG filed on Form 20-F, SEC File No. 001-14688, at pp. 26-44 (filed March 10, 2005).

E.ON Ruhrgas Holding GmbH
-------------------------

     E.ON Ruhrgas Holding GmbH ("E.ON Ruhrgas Holding"), a foreign utility company, located at E.ON-Platz 1, 40479 Dusseldorf, Germany, is a wholly owned direct subsidiary of E.ON. E.ON Ruhrgas AG ("E.ON Ruhrgas" or "Ruhrgas"), located at Huttropstraae 60, 45138 Essen, Germany, is 5.5 percent directly held by E.ON and 94.5 percent held by E.ON Ruhrgas Holding. E.ON Ruhrgas is one of the leading non-state-owned gas companies in Europe and the largest gas business in Germany in terms of gas sales, with 553.8 billion kWh of gas sold in Germany in 2004. An additional 87.6 billion kWh of gas was sold outside of Germany in 2004. E.ON has an aggregate investment in E.ON Ruhrgas Holding of EUR 10.9 billion, consisting of 72 percent equity and 28 percent debt. Ruhrgas' ratio of debt to common equity is 10 percent. In 2004, E.ON Ruhrgas recorded revenues of EUR 14.4 billion (which included EUR 2.9 billion in natural gas and electricity taxes that were remitted, directly or indirectly, to the German tax authorities) and adjusted EBIT of EUR 1.4 billion. During 2004, there were no material service and goods contracts between E.ON Ruhrgas and any company in the LG&E Energy Group other than as described in the Annual Report on Form U-13-60 filed by LG&E Energy Services Inc. on April 29, 2005.

     A map of Ruhrgas' sales area in Germany appears in the Annual Report of E.ON AG filed on Form 20-F, SEC File No. 001-14688, at p. 56 (filed March 10,
2005), and is hereby incorporated by reference.

     Ruhrgas' principal business is the supply, transmission, storage and sale of natural gas. It is active in gas transmission within Germany via a network of approximately 11,000 km of gas pipelines. As of December 31, 2004, Ruhrgas owned gas pipelines totaling 6,456 km and co-owned gas pipelines totaling 1,550 km with other companies.

     In addition, German project companies in which Ruhrgas holds an interest owned gas pipelines totaling 3,274 km. On January 1, 2004, in fulfillment of one of the requirements of the ministerial approval of E.ON's acquisition of Ruhrgas, Ruhrgas transferred its gas transmission business to a new subsidiary, Ruhrgas Transport AG & Co. KG ("E.ON Ruhrgas Transport"). E.ON Ruhrgas Transport has sole responsibility for the gas transmission business, including technical responsibility for the transmission system, and functions independently of E.ON Ruhrgas' sales business, which is a customer of E.ON Ruhrgas Transport. As the transmission system operator, E.ON Ruhrgas Transport operates and controls the E.ON Ruhrgas transmission system and handles all major functions needed for an independent gas transmission business: transmissions management, transportation contracts (including access fees), shipper relations, planning, controlling and billing. E.ON Ruhrgas Transport obtains certain support services from E.ON Ruhrgas Transport AG under service agreements.

     Ruhrgas also operates a number of underground gas storage facilities and gas compressor stations in Germany. As of December 31, 2004, Ruhrgas owned or co-owned 14 compressor stations. Project companies in which Ruhrgas holds an interest owned an additional 18 compressor stations, with Ruhrgas acting as operator for 12 of them under service contracts. Ruhrgas owned five storage facilities, co-owned another two and leased capacity in three storage facilities. Additional information regarding Ruhrgas' transmission system in Germany, its compressor stations and Ruhrgas' share in project companies as of December 31, 2004 is available in the Annual Report of E.ON AG filed on Form 20-F, SEC File No. 001-14688, at pp. 44-62 (filed March 10, 2004).

     Ruhrgas is engaged in the purchase of natural gas under long-term contracts with foreign and domestic producers. Ruhrgas holds several stakes in German and other European gas transportation and distribution companies, as well as a small shareholding in OAO Gazprom ("Gazprom"), Russia's main natural gas exploration, production, transportation and marketing company. Ruhrgas also has established U.K. and Norwegian exploration and production subsidiaries in order to increase its involvement in these countries. In July 2004, E.ON and Gazprom signed a Memorandum of Understanding for a deepened cooperation between the parties to pursue joint projects in gas production in Russia, gas transport to Europe (including the joint construction of a new pipeline through the Baltic Sea to western Europe), power generation in Russia, and the expansion of infrastructure to market natural gas and power in Europe, as well as to examine, and, if possible, jointly implement generation projects. The parties expect that the Baltic Sea gas pipeline, if and when built, will increase Russia's gas export capacity to western Europe, diversify delivery routes for Russian gas to western Europe, and create new sales opportunities for Russian gas.

     In addition to its German transmission system, Ruhrgas has a 10.0 percent interest in Interconnector (U.K.) Limited ("Interconnector"), a U.K. project company that owns the Interconnector pipeline, a 235 km undersea gas pipeline from the United Kingdom to Belgium. Ruhrgas also owns a 3.0 percent interest in the Swiss project company Transitgas AG, which owns the 294 km Transitgas pipeline, the main gas pipeline running through Switzerland from Wallbach on the Swiss-German border to Griespass at the Swiss-Italian border. To supplement its supply as well as its sales business, Ruhrgas also engages in short-term gas trading activities and purchases small volumes of coke oven gas. In December 2004, E.ON Ruhrgas made use of its right of first refusal to purchase an additional 4.0 percent interest in Interconnector from another shareholder. The transaction was closed in the first quarter of 2005.

     In October 2004, E.ON Ruhrgas signed an agreement for the acquisition of a
51.0 percent stake in the Romanian gas supplier Distrigaz Nord S.A. ("Distrigaz Nord"). Distrigaz Nord is active in gas distribution in northern Romania. The transaction is expected to close in the first half of 2005.

     In addition to its natural gas supply, transmission system, storage and sales businesses, E.ON Ruhrgas owns numerous shareholdings in integrated gas companies, gas distribution companies and municipal utilities through its subsidiaries E.ON Ruhrgas International AG ("ERI") and Thuga.

     ERI holds primarily minority shareholdings in both German and other European integrated gas companies, regional gas distribution companies and municipal gas utilities. As of December 31, 2004, ERI's portfolio of shareholdings included primarily minority stakes in 6 domestic and 17 foreign companies. In November 2004, ERI signed an agreement for the acquisition of 75.0 percent minus 1 share each of the gas trading and gas storage businesses of the Hungarian oil and gas company MOL and its 50.0 percent interest in the gas import subsidiary Panrusgaz. In addition, MOL received a put option to sell to ERI up to 75.0 percent minus 1 share of its gas transmission business and put options to sell to ERI the remaining 25.0 percent plus 1 share in the MOL gas trading and gas storage companies. The transaction is subject to antitrust approval and is expected to close in the second half of 2005.

     Thuga holds primarily minority shareholdings in about 100 regional and municipal electricity and gas utilities in Germany, as well as majority and minority shareholdings in 26 of Italian gas distribution and sales companies and one Italian municipal utility. During 2004, Thuga transferred minority shareholdings in several German municipal utilities in Thuringia to E.ON Energie. In December 2004, Thuga sold its 15.05 percent stake in MVV Energie AG ("MVV") to EnBW.

     Additional information is provided in the Annual Report of E.ON AG filed on Form 20-F, SEC File No. 001-14688, at pp. 44-62 (filed March 10, 2005).

E.ON UK Holding GmbH
--------------------

     E.ON UK Holding GmbH ("E.ON UK Holding"), a foreign utility company, located at E.ON-Platz 1, 40479 Dusseldorf, Germany, is a wholly owned direct subsidiary of E.ON. E.ON UK Holding indirectly holds E.ON's 100 percent common stock interest in E.ON UK plc ("E.ON UK").

     E.ON UK is one of the leading integrated electricity and gas companies in the United Kingdom. E.ON UK and its associated companies are actively involved in electricity generation, distribution, retail and trading. As of December 31, 2004, E.ON UK owned or through joint ventures had an attributable interest in 9,265 MW of generation capacity, including 587 MW of CHP plants and 233 MW of operational wind and hydroelectric generation capacity. E.ON has an aggregate investment in E.ON UK of Holding of EUR 8.0 billion, consisting of 10 percent equity and 90 percent debt. E.ON UK's ratio of debt to common equity is 91 percent.

     E.ON UK's operations include electricity generation, distribution and retail, gas retail and shipping, electricity and gas trading, CHP and renewable generation businesses. E.ON UK and its subsidiaries serve approximately 8.8 million customer accounts, including approximately 5.8 million electricity customer accounts, 2.8 million gas customer accounts, 0.1 million telephone customer accounts and 0.1 million industrial and commercial electricity and gas customer accounts. In 2004, E.ON UK had total sales of EUR 8.5 billion and adjusted EBIT of EUR 1.0 billion.

     Following E.ON UK's acquisition of the Midlands Electricity plc distribution business for EUR 1.7 billion, net of EUR 0.1 billion cash acquired in January 2004, E.ON UK now owns, manages and operates two electricity distribution networks servicing the East and West Midlands areas of England (4.8 million customer connections).

     During 2004, there were no material service and goods contracts between East Midlands and any company in the LG&E Energy Group other than as described in the Annual Report on Form U-13-60 filed by LG&E Energy Services Inc. on April 29, 2005.

     Additional information is provided in the Annual Report of E.ON AG filed on Form 20-F, SEC File No. 001-14688, at pp. 62-73 (filed March 10, 2005).

Powergen Group Holdings Ltd.
----------------------------

     Powergen Group Holdings Ltd. ("PGGH"), a foreign utility company, located at 53 New Broad Street, London, EC2M 1SL, produces electricity at jointly and wholly owned power plants. Electricity is transmitted to purchasers by means of the National Grid transmission network in the U.K. PGGH is wholly-owned by Powergen which, in turn, is indirectly owned by E.ON UK, described above. E.ON's investment in PGGH, its ratio of debt to common equity and the earnings of PGGH are included in the consolidated figures given for E.ON UK, above.

     During 2004, there were no material service and goods contracts between PGGH and any company in the LG&E Energy Group other than as described in the Annual Report on Form U-13-60 filed by LG&E Energy Services Inc. on April 29, 2005.

E.ON Nordic Holding GmbH
------------------------

     E.ON Nordic Holding GmbH ("E.ON Nordic Holding"), a foreign utility company, located at E.ON-Platz 1, 40479 Dusseldorf, Germany, is a wholly owned direct subsidiary of E.ON. E.ON Nordic Holding directly owns E.ON Nordic AB ("E.ON Nordic"), headquartered in Malmo, Sweden. E.ON Nordic is actively involved in the ownership and operation of power generation facilities, as well as the distribution and supply of electric power, gas and heat, mainly in Sweden and Finland. As of December 31, 2004, through its associated companies, E.ON Nordic owned interests in power stations with a total installed capacity of approximately 16,317 MW, of which its attributable share is approximately 7,971 MW (not including mothballed and shutdown power plants). In 2004, E.ON Nordic had total sales of EUR 3.3 billion (including EUR 395 million of energy taxes) and adjusted EBIT of EUR 701 million. E.ON has an aggregate investment in E.ON Nordic Holding of EUR 2.9 billion, consisting of 0 percent equity and 100 percent debt interests. E.ON Nordic's ratio of debt to common equity is 30 percent.

     A map of E.ON Nordic's sales area appears in the Annual Report of E.ON AG filed on Form 20-F, SEC File No. 001-14688, at p. 83 (filed March 10, 2005), and is hereby incorporated by reference.

     In 2004, E.ON Nordic was the largest shareholder in Sydkraft with a 55.2 percent equity and a 56.6 percent voting interest. Sydkraft, the second-largest Swedish utility (on the basis of electricity sales and production capacity), is active in the generation, distribution, marketing and sale of electricity. Sydkraft is primarily active in Sweden. The company also operates to a minor degree in Finland, Denmark and Poland. In 2004, it had a total installed generation capacity of 7,773 MW and generated 32,133 million kWh of electricity. Sydkraft generated about 54 percent of its electric power at nuclear power plants and about 42 percent at hydroelectric plants in 2004. The remaining 4 percent was generated using fuel oil, hard coal, biomass, natural gas, wind power and waste. Sydkraft also supplies gas, is active in the heat and waste business and conducts electricity trading activities.

     In 2004, E.ON Nordic also owned a 65.6 percent interest in E.ON Finland. E.ON Finland is active in the generation, distribution, marketing and sale of electricity and heat, as well as the supply of gas in Finland, primarily in the Espoo region near Helsinki and in the Joensuu region. In 2004, it had a total installed generation capacity of 198 MW and generated 977 million kWh of electricity. E.ON Finland generated about 38 percent of its electric power at coal-fired power plants and about 36 percent at gas-fired plants in 2004. The remaining 26 percent was generated using biomass and hydroelectric plants.

     During 2004, there were no material service and goods contracts between E.ON Nordic and any company in the LG&E Energy Group other than as described in the Annual Report on Form U-13-60 filed by LG&E Energy Services Inc. on April 29, 2005.

     Additional information is provided in the Annual Report of E.ON AG filed on Form 20-F, SEC File No. 001-14688, at pp. 73-85 (filed March 10, 2005).

Windpower Partners 1994, L.P.
-----------------------------

     Windpower Partners 1994, L.P. ("Windpower 1994") had the following material service contract with a company in the E.ON Group: Windpower 1994 entered into an operating agreement with LG&E Power Services, LLC, an indirect subsidiary of LG&E Capital Corp., in September 1996 for the operation, maintenance and management of the power plants including the administration of Windpower 1994's day-to-day operations. During 2004, Windpower 1994 incurred expenses of USD 635,250 related to this contract. This operating agreement terminated in August 2004 when the interest in this venture was sold.

Westmoreland - LG&E Partners
----------------------------

     Westmoreland - LG&E Partners ("ROVA") had the following material services contracts with companies in the E.ON Group. ROVA entered into an operating agreement with LG&E Power Services, LLC, an indirect subsidiary of LG&E Capital Corp., for the operation, maintenance and management of the power plants including the administration of ROVA's day-to-day operations. During 2004, ROVA incurred expenses of USD 6,180,369 related to this contract. ROVA also has a contract with LG&E Power Operations Inc., an indirect subsidiary of LG&E Capital Corp., for payment of venture management fees, financial management and environmental services. During 2004, ROVA incurred expenses of USD 561,537 related to this contract.

Gelsenberg GmbH & Co. KG
------------------------

     Gelsenberg GmbH & Co. KG is a subsidiary of E.ON Ruhrgas Holding GmbH and Gelsenberg Verwaltung GmbH, which are both wholly-owned subsidiaries of E.ON AG. In 2003, Gelsenberg sold its interest in E.ON Ruhrgas to its parent company, E.ON Ruhrgas Holding. Gelsenberg continues to hold certain investments to fund pension liabilities.

Other Foreign Utility Companies
-------------------------------

     LG&E Capital Corp. ("LCC") is a wholly-owned subsidiary of LG&E Energy LLC ("LG&E Energy"). Through its wholly-owned subsidiary LG&E International Inc., LCC owns interests in three Argentine gas distribution companies that provide natural gas to approximately two million customers in Argentina through three distributors certified as foreign utility companies under the Act: Gas Natural BAN S.A. ("BAN"), Distribuidora de Gas del Centro S.A. ("Centro") and Distribuidora de Gas Cuyana S.A. ("Cuyana"). LCC owns direct or indirect interests aggregating 19.6 percent of BAN, 45.9 percent of Centro and 14.4 percent of Cuyana, respectively. LCC owned an interest in a wind power generation facility in Tarifa, Spain until June 2004, at which time the interest was sold.

     KU owns a 20 percent common stock interest in Electric Energy, Inc. ("EEI"), which is an EWG. EEI operates a power plant in Joppa, Illinois. KU has a contractual entitlement (which expires in December, 2005) to 20 percent of EEI's output.

     Additional information about the EWGs and FUCOs held by LG&E Energy Group is set forth in Exhibit F, Schedules 9(a) through 9(c).

Part II. Organizational Chart

     Exhibit G is an organizational chart showing the relationship of the FUCOs and EWGs in the E.ON Group to other E.ON Group companies.

Part III. Aggregate Investment in EWGs and FUCOs

     As of December 31, 2004, E.ON had invested, directly and indirectly, in FUCOs and EWGs (including equity, debt, guarantees and recourse debt of FUCOs and EWGs), USD 23.5 billion. The ratio of E.ON's aggregate EWG and FUCO investment to E.ON aggregate investment in LG&E and KU (USD 6.1 billion) was
385.2 percent as of December 31, 2004.

     See also Exhibit F, Schedule 9(d) for the ratio of the aggregate investment in the LG&E Energy Group, EWGs, and FUCOs to the investment in LG&E and KU.

Item 10.  Financial Statements and Exhibits

FINANCIAL STATEMENTS

Exhibits FS-   E.ON statement of income, statement of assets, statement of
1(a)-FS-1(d)   liabilities and shareholders' equity, and statement of retained earnings consolidating the E.ON Energie, E.ON Nordic, Powergen,
               Ruhrgas, Degussa, Viterra and Others subgroups, as of and for the year ending December 31, 2004.

EXHIBITS

Exhibit A

     o The Annual Report of E.ON AG on Form 20-F for the year ended December 31, 2004, SEC File No. 001-14688 (filed March 10, 2005), is hereby incorporated by reference.

     o The Annual Report of E.ON Energie for the year ended December 31, 2004 (filed under cover of Form SE).

     o The Annual Report of Louisville Gas & Electric Co. on Form 10-K for the year ended December 31, 2004, SEC File No. 001-02893 (filed March 30, 2005), is hereby incorporated by reference.

     o The Annual Report of Kentucky Utilities Co. on Form 10-K for the year ended December 31, 2004, SEC File No. 001-03464 (filed March 30,
          2005), is hereby incorporated by reference.

Exhibit B

     o English translation of the Articles of Association of E.ON AG as amended to date are incorporated by reference to Exhibit 1.1 of the Annual Report of E.ON AG filed on Form 20-F, SEC File No. 001-14688, at pp. 73-85 (filed March 10, 2005).

     o The Bylaws of E.ON AG are incorporated by reference to Exhibit A-1 of E.ON's Application on Form U-1, SEC File No. 70-9961 (filed June 11,
          2002).

     o The Bylaws of E.ON US Holding GmbH is incorporated by reference to Exhibit B of E.ON Registration Statement on Form U5B, SEC File No. 030-00355 (filed September 27, 2002).

     o The following documents are incorporated by reference to Exhibit 3 of the Annual Report of Louisville Gas & Electric Co. on Form 10-K for the year ended December 31, 2004, SEC File No. 001-02893 (filed March 30, 2005).

            3.01 Copy of Restated Articles of Incorporation of LG&E, dated November 6, 1996
            3.02 Copy of Amendment to Articles of Incorporation of LG&E, dated February 6, 2004
            3.03  Copy of By-Laws of LG&E, as amended through December 16, 2003

     o The following documents are incorporated by reference to Exhibit 3 of the Annual Report of Kentucky Utilities Company on Form 10-K for the year ended December 31, 2004, SEC File No. 001-03464 (filed March 30,
          2005).

            3.04  Copy of Amended and Restated Articles of Incorporation of KU
            3.05 Copy of Amendment to Articles of Incorporation of KU, dated February 6, 2004.
            3.06  Copy of By-Laws of KU, as amended through December 16, 2003.

     o The Articles of Organization and Operating Agreement of LG&E Energy LLC are incorporated by reference to Exhibits A-1 and A-2, respectively, of E.ON's Application on Form U-1, SEC File No. 70-10176 (filed October 14, 2003).

     o The organizational documents of other subsidiaries will be provided to the Commission upon request.

Exhibit C

     o Indentures related to funded debt are incorporated by reference to Exhibit C of E.ON's Registration Statement on Form U5B, SEC File No. 030-00355 (filed September 27, 2002).

     o LG&E Supplemental Indentures dated March 1, 2002, March 15, 2002, and October 1, 2002, are incorporated by reference to Exhibits 4.08, 4.09 and 4.10 to the Annual Report on Form 10-K of LG&E, SEC File No. 001-02893, for the year ended December 31, 2004 (filed March 30,
          2005).

     o KU Supplemental Indentures dated May 1, 2002 and September 1, 2002, are incorporated by reference to Exhibits 4.15 and 4.16 to the Annual Report on Form 10-K of KU, SEC File No. 001-03464, for the year ended December 31, 20024 (filed March 30, 2005). KU Supplemental Indenture dated October 1, 2003 is incorporated by reference to Exhibit 4.22 to the Annual Report on Form 10-K of KU, SEC File No. 001-03464, for the year ended December 31, 2003 (filed March 30, 2004).

     o The following documents are incorporated by reference to Exhibit 3 of the Annual Report of Louisville Gas & Electric Co. on Form 10-K for the year ended December 31, 2004, SEC File No. 001-02893 (filed March 30, 2005).

            4.17  Supplemental Indenture dated October 1, 2003
            4.19 Loan Agreement between LG&E and Fidelia Corporation, dated April 30, 2003
            4.22 Loan and Security Agreement between LG&E and Fidelia Corporation, dated as of August 15, 2003
            4.27 Promissory Note from LG&E to Fidelia Corporation, dated as of January 15, 2004, in the amount of $25 million

     o The following documents are incorporated by reference to Exhibit 3 of the Annual Report of Kentucky Utilities Company on Form 10-K for the year ended December 31, 2004, SEC File No. 001-03464 (filed March 30,
          2005).

            4.16  Supplemental Indenture dated September 1, 2002
            4.18  Copy of Loan Agreement between KU and Fidelia Corporation
            4.20 Loan Agreement between KU and Fidelia Corporation, dated January 15, 2004
            4.21 Loan and Security Agreement between KU and Fidelia Corporation, dated as of August 15, 2003
            4.23  Promissory Note from KU to Fidelia Corporation, dated as of

                  November 24, 2003, in the amount of $33 million
            4.24 Promissory Note from KU to Fidelia Corporation, dated as of December 18, 2003, in the amount of $75 million
            4.25 Loan Agreement between KU and Fidelia Corporation, dated as of January 15, 2004
            4.26 Supplemental Indenture dated as of October 1, 2004 from Kentucky Utilities Company to U.S. Bank National Association and Richard Prokosch, as Trustees

Exhibit D

     o The tax allocation agreement by and among E.ON US Investments Corp. and certain subsidiaries is incorporated by reference to Exhibit D of E.ON's Annual Report on Form U5S for the year ended December 31, 2003, SEC File 030-00362 (filed June 30, 2004).

Exhibit E

     o Supplemental information regarding tax-related transactions required by Commission order dated June 14, 2002 (Holding Co. Act Release No. 27539).

Exhibit F

     o    Schedule 1(a): A table listing the E.ON Group companies.

     o Schedule 1(b): A table listing the E.ON Group companies, and additional information about the issuer's book value and the owner's book value (confidential treatment requested).

     o Schedule 1(c): A table listing the organization and business of the E.ON Group companies.

     o Schedule 1(d): A table listing the subsidiary companies that left the E.ON Group during the reporting period, by merger, sale or liquidation.

     o Schedule 1 (e): A table listing the subsidiary companies that were added to the E.ON Group during the reporting period.

     o Schedule 1(f): A table listing the E.ON Group companies that had their names changed during the reporting period.

     o Schedule 3(a): Issues of long-term loans dated as of January 1, 2004 - December 31, 2004.

     o    Schedule 3(b): Short term loans as of June 30, 2004.

     o    Schedule 3(c): Short term loans as of December 31, 2004.

     o    Schedule 3(d): Cash current accounts as of June 30, 2004.

     o    Schedule 3(e): Cash current accounts as of December 31, 2004.

     o    Schedule 3(f): Guarantees.

     o    Schedule 3(g): Issuance of equity.

     o Schedule 4(a): Redemption of long-term loans dated as of January 1, 2004 - December 31, 2004.

     o    Schedule 4(b): Acquisition, retirement or redemption of equity.

     o    Schedule 6(a): E.ON Group officers and directors.

     o    Schedule 6(b): Powergen Group officers and directors.

     o    Schedule 6(c): LG&E Energy Group officers and directors.

     o Schedule 9(a): LG&E Energy LLC Investments in EWGs and FUCOs: descriptions of facilities and other background information.

     o Schedule 9(b): LG&E Energy LLC Investments in EWGs and FUCOs: capital invested (confidential treatment requested).

     o Schedule 9(c): LG&E Energy LLC Investments in EWGs and FUCOs: capitalization ratios and earnings information (confidential treatment requested).

     o Schedule 9(d): Aggregate investment in EWGs and FUCOs (LG&E Energy Group) (confidential treatment requested).

Exhibit G

     o    Organizational chart of the E.ON Group, including its FUCOs and EWGs.

Exhibit H

     o Exhibit H-1: E.ON Energie AG - Annual Report for the year ended December 31, 2004, including balance sheet, income statement and analysis of operations is included herein under Exhibit A.

     o Exhibit H-2: E.ON UK Holding - group consolidated balance sheet, income statement, statement of cash flows as of and for the year ended December 31, 2004 (to be filed by amendment).

     o Exhibit H-3: E.ON Ruhrgas Holding - Balance sheet and income statement as of and for the year ended December 31, 2004 (confidential treatment requested).

     o Exhibit H-4: Distribuidora de Gas del Centro S.A. - Balance sheet, income statement, statement of cash flows as of and for the year ended December 31, 2004 (confidential treatment requested).

     o Exhibit H-5: Distribuidora de Gas Cuyana S.A. - Balance sheet, income statement, statement of cash flows as of and for the year ended December 31, 2004 (confidential treatment requested).

     o Exhibit H-6: Gas Natural BAN S.A. - Balance sheet, income statement, statement of cash flows as of and for the year ended December 31, 2004 (confidential treatment requested).

     o Exhibit H-7: Westmoreland - LG&E Partners (ROVA) - Balance sheet, statement of income, statement of partners, and statements of cash flows as of and for the year ended December 31, 2004 (confidential treatment requested).

     o Exhibit H-8: Western Kentucky Energy Corp. - Balance sheet, income statement, and statement of cash flows as of and for the year ended December 31, 2004 (confidential treatment requested).

     o Exhibit H-9: Electric Energy Inc. - Balance sheet, statements of retained earnings, and income statements as of and for the year ended December 31, 2004 (confidential treatment requested).

     o Exhibit H-10: Gelsenberg GmbH & Co. KG - Balance sheet and income statement as of and for the year ended December 31, 2004 (confidential treatment requested).

     o Exhibit H-11: E.ON Nordic - Balance sheet and income statement as of and for the year ended December 31, 2004 (confidential treatment requested).

     o Exhibit H-12: Analytical reviews and conclusions drawn from the audited balance sheets, income statements and statements of cash flow for E.ON Energie, E.ON Ruhrgas Holding, E.ON UK Holding and E.ON Nordic Holding are contained in the Annual Report of E.ON AG on Form 20-F for the year ended December 31, 2004, SEC File No. 001-14688 (filed March 10, 2005), and are hereby incorporated by reference.

                                    SIGNATURE

     Each undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of each undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

E.ON AG

By:    /s/ Karl-Heinz Feldman               By:    /s/ Michael C. Wilhelm

Name:  Karl-Heinz Feldmann                  Name:  Michael C. Wilhelm
Title: General Counsel and                  Title: Senior Vice President
       Senior Vice President                        and Accountant

Date:  June 29, 2005                        Date:  June 29, 2005

E.ON US Holding GmbH

By:    /s/ Heinrich Montag                  By:    /s/ Michael C. Wilhelm

Name:  Heinrich Montag                      Name:  Michael C. Wilhelm
Title: Executive Director                   Title: Executive Director

Date:  June 29, 2005                        Date:  June 29, 2005


LG&E Energy LLC                             E.ON US Invstments Corp.

                                            By:    /s/ S. Bradford Rives
By:    /s/ S. Bradford Rives
                                            Name:  S. Bradford Rives
Name:  S. Bradford Rives                    Title: Chief Executive Director
Title: Chief Financial Officer
                                            Date:  June 28, 2005
Date:  June 28, 2005



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